Exhibit 99.1

The following is a free English translation for information purposes only, with no binding or other effect of the French language

Report of the Chairman of the Board of Directors to the Shareholders’ Meeting of May 12, 2004 on the conditions of preparation and organization of the Board’s work and on internal audit procedures (year ending December 31, 2003)

Article L.225-37 of the commercial code (Code de commerce), as modified by the Financial Security Law (Loi de Sécurité Financière) of August 1, 2003, provides that “the Chairman of the Board of Directors shall report, in a report joined to the management report … on the conditions of preparation and organization of the Board’s work as well as on the internal audit procedures put in place by the company.” … “The report shall also specify the limits which the Board of Directors places on the powers of the chief executive officer.”

FIRST PART – CONDITIONS OF PREPARATION AND ORGANIZATION OF THE BOARD’S WORK

LIMITS PLACED ON THE POWERS OF THE CEO BY THE BOARD

I. Preparation and organization of the work of the Board of Directors

On April 30, 2003, the Board of Directors adopted internal rules aimed at defining the methods of its organization and practices, meant to complement legal provisions and the company’s articles of association.

A – Reminder of the specific rules for the organization and practices of the Board and their application

Composition of the Board of Directors – Our articles of association provide that the Board of Directors shall be composed of at least three and at most eighteen members, except in case of derogation due to legal provisions. At present, the Board is composed of 14 members.

Calling of Board meetings – Invitations to attend Board meetings are generally sent out fifteen days in advance.

Persons Who May Call Board meetings – In the past year, Board meetings were called by the Chairman and Chief Executive Officer (CEO). The Board does not meet at the request of another board member unless it has not met for more than two months, as provided in our articles of association.

Representation of Board members – Board members may be represented at Board meetings by another Board member, each Board member being entitled to only one proxy per meeting.

Chairing of Board meetings – Board meetings are chaired by the Chairman or, in his absence, by a Board member chosen by the Board at the beginning of the meeting. The Chairman and CEO chaired all meetings of the Board of Directors held in 2003.

Videoconference – Our articles of association provide that Board members may participate in meetings by videoconference. This provision was not exercised in 2003. As provided in our articles of association and the internal rules of the Board, Board members participating in this way are considered present for calculations of quorum and majority, except in the following cases: election of a chairman and vice-chairman, determination of their pay as well as their dismissal; dismissal of the chief executive officer; nomination, dismissal and determination of the pay of executive officers, establishment of statutory financial statements and related management report and establishment of the consolidated financial statements and related group management report.

B – Information provided to Board members

Information provided to Board members – The Chairman provides to Board members, in sufficient time, information allowing them to fully carry out their responsibilities. For meetings of the Board of Directors, documents are provided to Board members several days in advance. In addition, the Chairman is in constant communication with Board members regarding significant information concerning the company. Each Board member receives and can have communicated to him all information necessary for the carrying out of his responsibilities.

Speakers to the Board and Guests – With a view to carrying out their responsibilities, Board members may meet with the principal managers of the company and group, provided that the Chairman has been informed in advance. In addition, at the request of the Chairman or of a Board member, an operational manager may be invited to Board meetings specifically dedicated to the prospects and strategies of his business sector. In the course of the year, the heads of the Water, Energy Services and Transportation Divisions were each invited to participate in one or more Board meetings to shed useful light on specific points relating to the business of their Division or group strategy.

C – Delegation regarding sureties and guarantees

In application of Articles L. 225-35 and 89 of the Decree of March 23, 1967, the Board of Directors on April 30, 2003 gave the Chairman and CEO (with the ability to delegate) power to issue sureties and guarantees in the company’s name up to an amount of €300 million per liability and a total of €2 billion for all liabilities issued under this authorization. This authorization, given for a period of 12 months, expires on April 29, 2004.

D – Participation in meetings of the Board of Directors

A representative of the works committee attends meetings of the Board of Directors in a consultative capacity. The Senior Executive Vice President (Directeur Général Exécutif) of the company also attends all Board meetings.

E – Periodic evaluation of the operation of the Board and the independence of its members

Evaluation of the operation of the Board – Once a year, the Board conducts a self-evaluation in order to assess the methods of its operation with a view to improving efficiency, verifying that important questions are suitably prepared and debated by the Board and measuring the effective contribution of each member to the Board’s work and his participation in debates.

The evaluation of the Board for the year 2003 was conducted in the first quarter of 2004 under the purview of the Nominations and Compensation Committee. The chairman of the Committee conducted the evaluation by distributing a detailed questionnaire, which was completed in individual interviews, the responses to which were analyzed and then presented by the Committee at the Board meeting of April 5, 2004.

The result of this first evaluation was a judgment that, on the whole, the Board functions satisfactorily. A certain number of improvements were however suggested, in particular developing communication and exchanges with the group’s operational businesses, increasing the frequency with which information relating to liquidity and off-balance sheet commitments is communicated, and presenting group strategy regarding human resources. These improvements will be pursued and further developed in the course of 2004.

In addition, the internal rules of the Board provide that a formal evaluation be conducted every three years, possibly under the management of an independent director, and if necessary with the assistance of an external consultant, in order to verify that the principles of the Board’s operation are being respected and to allow for the identification of possible improvements in the operation and efficiency of the Board.

Evaluation of the independence of Board members – The Board conducts an evaluation of the independence of its members every year. On a case by case basis, it examines the qualifications of each member according to the criteria set out by the internal rules of the Board, the particular circumstances of the member concerned and of the company and the group, and the opinion of the Nominations and Compensation Committee. This evaluation was carried out by the Board of Directors at its meeting of April 5, 2004, after an opinion was given by the Nominations and Compensation Committee, at which time it decided to declare 10 of its members independent.

F – Frequency of Board meetings, duration and average attendance of Board members

Under the terms of the Board’s internal rules, the Board of Directors meets at least four times per year. The Supervisory Board (Conseil de Surveillance) and the Board of Directors met 8 times in 2003 (including the 3 meetings of the Supervisory Board held before April 30, 2003).

Board meetings are part of an annual timetable submitted to the attention of Board members. This timetable allows for an average of one meeting every 2 months. It is adjusted if necessary to accommodate extra meetings, whenever consultation of the Board is deemed necessary. Two extra meetings were arranged in 2003.

The average length of a Board meeting is approximately 2 hours, which allows an examination and detailed discussion of questions on the agenda.

The average attendance of members of the Supervisory Board and Board of Directors in 2003 was approximately 75%.

G – Division of business of the Supervisory Board and the Board of Directors in 2003

In 2003, the business of the Supervisory Board and the Board of Directors was divided between company management (30%), financial statements (26%), group strategy and businesses (25%), financial and legal authorizations (16%) and miscellaneous business (3%).

II. Committees created by the Board

The Board created internal committees aimed at improving the operation of the Board and efficiently working towards the preparation of its decisions. The composition and powers of these committees are specified by individual internal rules for each committee, determined by the committee concerned and approved by the Board.

A – The Accounts, Audit and Commitments Committee

This Committee has 3 members, all of whom are independent. Its members are appointed by the Board of Directors, on the recommendation of the Nominations and Compensation Committee, and chosen as a function of their financial or accounting abilities. The chairman of the Committee is named by the Board.

The Committee chairman provides to Board members, in sufficient time, information allowing them to fully carry out their responsibilities.

With regard to accounting matters, the principal functions of the Accounts, Audit and Commitments Committee are as follows: (i) to examine, with the auditors (commissaires aux comptes), the appropriateness and permanence of the accounting methods adopted to prepare the consolidated or statutory financial statements, as well as the adequate treatment of significant transactions at a group level; (ii) to be informed of the perimeter of consolidated companies and to receive, if necessary, the auditors’ explanations; (iii) to give an opinion on the statutory and consolidated financial statements prepared by the general management, both half-year and annual, before their presentation to the Board and to examine significant commitments1; (iv) if necessary, to hear the opinion of the auditors, members of general management and the finance department, particularly on off-balance sheet commitments, amortizations, provisions, treatment of overvalued assets and principles of consolidation. These meetings may be held, if the Committee so wishes, outside the presence of the company’s general management.

With regard to the internal audit and risk management, the Committee receives from the company a periodic summary of internal audit reports and, if requested, every internal audit report. Once a year, it examines the group’s internal audit plan. It hears, as necessary, from the internal audit manager and gives its opinion on the organization of his department.

Finally, with regard to the auditors, the Accounts, Audit and Commitments Committee is responsible for examining the auditors’ work plan once per year. It may hear from the auditors and managers in charge of

1 A “significant” transaction or commitment is any transaction or commitment with a budget exceeding €300 million (per transaction or commitment).

finance, accounting and liquidity, possibly outside the presence of the company’s general management. The Committee supervises the auditor selection procedure, formulates an opinion on the amount of the fees charged for their legal control function and submits to the Board the results of this selection. The Committee must give its approval prior to the carrying out by the auditors of any work which is strictly secondary or complementary to the audit of financial statements, such as acquisition audits, but not their appraisal work. Finally, it is informed of the fees paid by the company and the group to the firm and network of auditors and assures that their amount or the proportion which they represent in the revenues of the firm and network are not such as would pose a threat to the independence of the auditors.

In 2003, the work of the Accounts, Audit and Commitments Committee was organized through an annual program. As regards its functions, in addition to the periodic examination of half-year and annual financial statements, the Committee in the past year carried out important work on the accounting principles used in the group, off-balance sheet commitments, liquidity and the financing capacity of the company. The Committee also conducted an examination and follow-up of the internal audit program, the putting in place of internal control procedures in the Veolia Environnement group, the functions, areas of control and fees of auditors, as well as a review of questions linked to changes in accounting standards and information systems.

In order to achieve its objectives, the Committee may hear from the auditors, members of the company’s general management and finance department and the internal audit manager. The Committee may also hear from any third party whose opinion is useful to its operation and may call upon external experts. In 2003, the Committee heard and/or met on several occasions with the Senior Executive Vice President (Directeur Général Exécutif), the Control and Synergies Manager (Directeur Contrôle et Synergies), the Control-Budget-Plan Manager (Directeur Contrôle—Budget—Plan), the Group Internal Audit Manager and the auditors. The Committee did not however call upon external consultants.

The Committee meets at least five times per year to examine the periodic and annual financial statements before they are submitted to the Board. It met 5 times in 2003.

The average attendance of members was approximately 73%.

B – The Nominations and Compensation Committee

This Committee has 3 members, 1 of whom is independent. Its members are appointed by the Board of Directors on the recommendation of the then-current Nominations and Compensation Committee. The chairman of the Committee is appointed by the Board.

As regards compensation, the Committee’s function is to study and make proposals on the compensation of officers and directors, in particular the rules for determining the variable part of said compensation in a way that is consistent with the annual performance evaluation of the directors and officers and the medium-term company and group strategy. The Committee also monitors the application of these rules. The Committee makes proposals on benefits in kind, stock option plans and pensions.

The Committee makes a proposal to the Board on the total amount of attendance fees for Board members (which is then proposed to the general meeting) as well as the rules for the allocation of said fees. It advises the Board on the stock option policy drawn up by the group’s general management and makes proposals regarding the award of options. The Committee is also informed of the remuneration policy regarding non-director/officer managers of the company and other companies in the group.

The Committee may consult a company specializing in the remuneration of directors to carry out its function.

As regards nominations, the Committee is responsible for preparing the future composition of the company’s managing bodies. In particular, it is responsible for the selection and planning of the succession of directors and officers. It also recommends candidates for membership or chairmanship of each of the Committees of the Board of Directors, with the exception of its own chairman, taking into consideration the functions of each Committee. It provides an explanation of candidate selection to the Board.

Each year, the Committee examines, on a case-by-case basis, the position of each Board member with regard to the independence criteria contained in the Board’s internal rules, and submits proposals to the Board with a view to its examination of each member’s independence; it also provides the Board with its opinion on the performance of the Chairman and members of the Board of Directors. The Committee gave its proposals on these matters to the Board at the Board meeting of April 5, 2004.

The Nominations and Compensation Committee meets at least twice a year. In 2003, the Nominations and Compensation Committee met twice: once before April 30, 2003 and once after April 30, 2003. The business of the Nominations and Compensation Committee mainly concerned the selection of Board members (appointed by the general shareholders’ meeting of April 30, 2003), the selection of members of Committees (appointed by the Board at its meeting of April 30, 2003), a review of the list of beneficiaries of stock options under the 2003 plan, and the making of proposals regarding attendance fees and remuneration for principal managers.

To achieve its objectives, the Committee may hear from executives of the company and the group. In 2003, the Committee heard and/or met on several occasions with the Senior Executive Vice President (Directeur Général Exécutif), the General Director in charge of Human Resources (Directeur Général adjoint en charge des ressources humaines) and the General Counsel (Directeur juridique) regarding functions delegated to the Committee. The Committee also sought the advice of an external consultant to help in its evaluation of the operation of the Board.

The average attendance of members was approximately 67%.

III. Management of the company and limits on the powers of the Chief Executive Officer

The company’s Board of Directors has decided to combine the offices of Chairman of the Board of Directors and Chief Executive Officer.

Under the internal rules of the Board of Directors and the debate at the Board meeting of April 30, 2003 which named the Chief Executive Officer and defined his powers, the following decisions of the Chief Executive Officer are subject to the prior approval of the Board of Directors:

•	Decisions on group strategy;

•	Transactions in line with group strategy in excess of €300 million per transaction where these transactions appear in the budget, and in excess of €150 million where they do not, with the exception of financing transactions;

•	Transactions not in line with group strategy in excess of €100 million per transaction, with the exception of financing transactions;

•	Financing transactions, whatever their terms, representing an amount in excess of €1.5 billion per transaction;

•	Transactions involving company shares in a total amount in excess of 1% of the company’s total outstanding shares.

In accordance with these provisions, the chief executive officer has submitted for the Board’s prior approval all transactions concerning refinancing, investment, disposals and significant restructurings of the group.

SECOND PART – INTERNAL CONTROL PROCEDURES PUT IN PLACE BY THE COMPANY

I. Objectives of internal control

The company’s internal control procedures aim to:

•	Verify that management actions conform with applicable laws and regulations, corporate departments and the values, standards and internal rules of the company, as well as with the strategy and objectives decided on by management;

•	Assure that the accounting, financial and management information communicated to the company’s corporate departments give a true and fair reflection of the business and position of the company.

One of the objectives of the internal control system is to prevent and manage risks resulting from the company’s business and risks of error or fraud, in particular in the areas of accounting and finance. As with every control system, it cannot absolutely guarantee the total elimination of such risks.

II. Control environment

The Veolia Environnement group is organized in four Divisions: Veolia Water, Dalkia, Connex and Onyx. In addition, the group holds an indirect interest in the company Fomento de Construcciones y Contratas (“FCC”) which is listed in Madrid.

Each Division is managed by a Head of Division, who is a member of the executive committee of Veolia Environment, which contributes to the definition and monitoring of the application of group strategy. Group business mainly consists of managing long-term contracts in the water, energy, transport and waste sectors. To facilitate the management of these contracts and to better enable the specific needs of each client to be taken into account, subsidiaries are often created or maintained for the management of significant contracts. As a result, each Division includes several subsidiaries which are themselves under the management of a director or officer.

In this context, the internal controls put in place by Veolia Environnement aim to make directors and officers more aware of their responsibilities, in particular regarding risk management, to put in place reporting procedures, in particular financial and legal reporting, and to apply management rules to the entire group.

A charter titled “Ethics, Belief and Responsibility” has been adopted. It defines six fundamental values for the entire group: the strict adherence to laws, loyalty, social responsibility, risk management, informing shareholders, and agreements promoting sustainable development. This charter includes a number of annexes which aim to prevent the main risks with which the group may be confronted, notably a code of conduct which strictly defines the conditions in which directors and employees of the group are permitted to undertake transactions involving company shares. The procedures and structures are defined consistently with the values set out in the charter, notably:

•	A patronage and sponsorship committee examines propositions and formulates an opinion. It validates and communicates the conventions to be followed in cases of a favorable response.

•	An ethics committee was set up by the company’s executive committee at the start of 2004. This committee’s function is to be aware of, coordinate and settle all questions relating to the respect of fundamental values concerning companies in the Veolia Environnement group and each of their employees.

•	In line with the provisions of the Sarbanes Oxley Act, a Code of Financial Ethics was approved by the executive committee of Veolia Environnement at the beginning of 2004. This Code of Ethics aims to set out a standard of behavior in line with international standards for those responsible for the group’s financial and accounting information.

•	A sustainable development department has been created within the company’s general management. In particular, it contributes to the implementation of a charter on sustainable development and the production of the annual report on sustainable development.

Other bodies responsible for applying these principles are discussed later in this report, in particular the roles of the finance and legal departments of Veolia Environnement, its Divisions and operational entities, the group’s internal audit department, the liaison committee for the evaluation and prevention of risks and the disclosure committee.

III. Evaluation of risks

Company management has put in place a risk management process which is described in Veolia Environnement’s 2003 annual report as filed with the AMF (document de référence).

Operational risks are the responsibility of the management of each entity, which benefits from the support of the corporate department and Divisions of the group.

At the group level, a liaison committee for the evaluation and prevention of risks identifies the principal risk factors in the legal, industrial, environmental and financial sectors and assures their integration into action plans aimed at risk prevention or insurance coverage. The risk and insurance manager participates in the work of the liaison committee for the evaluation and prevention of risks and acts within the context of the charter on risk management and insurance coverage.

An environmental management system is currently being set up in our entire operational perimeter which is described in the sustainable development report of 2003. It aims to identify, analyze and measure the environmental impact of the group’s business. Besides “reporting” of environmental indicators, the environmental management system will provide progress reports on environmental risk management.

Regarding financial risks, the group’s finance and treasury department has written and distributed asset management rules so that areas where our operations are exposed to risks, notably exchange or interest rate risks, are centralized at the group level. Centralized asset management has also been put in place regarding debt and financial reporting.

IV. Control activities

A - Organization and procedures relating to the development and treatment of financial and accounting information

Organization – A specific department responsible for control and synergies has been put in place at the group level. In particular, it is responsible for the conception and implementation of procedures relating to the development and treatment of financial and accounting information. Two specific departments are responsible for these functions, within the context of the group’s organizational principles:

•	The financial control department is responsible for the development of the group’s consolidated financial statements and financial documentation, as well as the application of accounting principles, methods and management systems in the group. It drives the budget procedure and annual forecasts and contributes to work on the long-term plan.

•	The “subsidiary management” department is responsible for following the performance of operational entities. It consolidates the monthly management reports and leads the long-term planning process. It directly contributes to coordination between Veolia Environnement, its Divisions and operational entities for all financial functions.

Procedures – Before the end of each accounting period, an instruction memo is sent to the group’s main accounting officers. It sets out the accounting and financial information necessary for the establishment of published financial documentation. It provides a reminder of new regulations and accounting texts and details the methods of their application.

Accounting information is issued from a single information system unless an exception is justified.

On receipt of the financial statements, coordination meetings are arranged between the group and divisional finance departments. Their aim is to check that the financial statements have been compiled in accordance with the rules and to understand changes in the main aggregates and indicators compared with the previous year. In addition, the group finance department conducts a review of each Division’s financial statements, analyzing changes compared with the previous year and with the budget provisions.

As part of their duties, the auditors carry out procedural reviews. They also have access to analyses conducted by the group finance department. Coordination meetings are arranged with the auditors at the divisional and group levels.

In 2003, the procedural reviews carried out by the auditors increased. In order to prepare for the introduction of the IFRS standards (“International Financial Reporting Standards”), a consolidation handbook was written with the auditors. A training program is currently being put in place.

The annual reports required by the French stock exchange authorities (AMF) in the form of a document de référence are subject to a specific validation procedure by the disclosure committee, chaired by the Chairman and CEO, and composed of Heads of Divisions and divisional financial officers, as well as the group’s main functional managers (responsables fonctionnels). This committee is responsible for supervising and controlling the collection, distribution and communication to the public or the market of information about the company.

B – Other control activities

The group tax affairs department contributes to the definition of consistent tax management procedures within the group. The tax departments of each Division, in liaison with the group tax affairs department, are responsible for their application. The group information systems department is responsible for deciding group policy regarding information systems and managing the network of technology specialists. The group’s risk and insurance department is responsible for applying a global policy of divisional risk management, and for deciding and applying group policy regarding insurance in all Divisions and operational entities.

The group’s legal department also directly contributes to control activities. In particular, it developed a litigation reporting procedure and participates in the management of the group’s off-balance sheet commitments.

Control structures are also in place in the Divisions and subsidiaries of the group.

Each Division has a finance department, which is in particular responsible for the application of consolidation standards and budget procedures at the divisional level. More widely, several group procedures are applied at the divisional level according to defined thresholds on delegation. This applies, for example, to investment selection procedures.

In each subsidiary, specific procedures may be put in place depending on the business, geographic scope and shareholder composition of the company.

V. Information and communication

The main procedures adopted by the group are communicated on the company intranet.

The informing of directors, officers and employees of the goals and methods of internal control was improved in 2003 by the distribution to French companies of a self-evaluation questionnaire regarding internal control, which followed the COSO reference structure.

The Heads of Divisions and divisional financial officers provide the group general management with “affirmation” letters certifying in particular the accuracy of the financial and accounting information communicated to the parent company and its conformity with applicable laws and regulations.

VI. Piloting

The organization and operation of the Accounts, Audit and Commitments Committee are set out in the first part of this report.

An internal audit department, which reports directly to the Chairman and CEO, carries out its control functions according to an annual program approved by the Accounts, Audit and Commitments Committee and in conformity with a charter which is also approved by the Committee. The internal audit department is in regular contact with the auditors. The internal audit manager periodically gives a presentation on the progress of the audit program and a summary of the work carried out to the Accounts, Audit and Commitments Committee.